1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

ADAM T. TEUFEL

adam.teufel@dechert.com +1 202 261 3464 Direct +1 202 261 3164 Fax

April 6, 2020

VIA EDGAR

Anu Dubey

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: PIMCO Flexible Municipal Income Fund

Files Nos. 333-221829 and 811-23314

Dear Ms. Dubey:

This letter is in response to comments from the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") received from you via telephone on March 6, 2020 regarding Post- Effective Amendment No. 7 ("PEA 7") to the registration statement on Form N-2 (the "Registration Statement") of PIMCO Flexible Municipal Income Fund (the "Fund"), which was filed with the SEC on February 12, 2020. PEA 7 was filed pursuant to Rule 486(a) under the Securities Act of 1933, as amended (the "Securities Act"), for the purpose of amending the Fund's Registration Statement to reflect a new class of shares, Class A-1, for the Fund and to reflect certain other non-material changes to the Registration Statement. The below responses will be reflected, to the extent applicable, in Post-Effective Amendment No. 9 ("PEA 9") to the Fund's Registration Statement.

The following sets forth the Staff's comments and the Fund's responses thereto.

Comment 1: The prospectus includes a statement that the Fund is a newly organized closed-end management investment company. In light of the Fund's commencement of operations on March 15, 2019, please consider removing statements that the Fund is newly organized.

Response: In response to the Staff's comment, the Fund will remove statements that the Fund is a newly organized closed-end management investment company from the Registration Statement.

Comment 2: The "Leverage" section on the cover pages of the prospectus includes a statement that the Fund may choose to add leverage through the issuance of additional preferred shares. Please confirm supplementally either that the estimated fees associated with the issuance of any additional preferred shares and associated dividend expenses are reflected in the fee table or that

Anu Dubey

April 6, 2020

the Fund has no current intention to issue additional preferred shares within one year of the effective date of PEA 9. Alternatively, if the Fund currently has such an intention, please confirm supplementally that the fee table will be updated to reflect the estimated fees associated with any such issuance of additional preferred shares.

Response: In connection with a recent issuance of additional preferred shares, the Fund updated its fee table in a filing pursuant to Rule 497 under the Securities Act dated November 27, 2019 to reflect the estimated expense associated with such issuance. Estimated expenses associated with the issuance of preferred shares will continue to be reflected in the Fund's fee table included in PEA 9 and PIMCO will review whether any updates to the fee table may be required in connection with any additional preferred share offerings by the Fund.

Comment 3: Reference is made to Comment 1 in the letter dated September 11, 2019 from Dechert LLP on behalf of the Fund. The Staff notes that the following language was added in response to that comment, but has since been removed: "However, the Fund is not authorized to issue additional Preferred Shares as of the date of this prospectus." If this statement is true, please consider reinserting it to the prospectus.

Response: The Fund respectfully submits that subsequent to the letter dated September 11, 2019 from Dechert LLP, the Fund received standing authority from its Board of Trustees to issue additional preferred shares under certain conditions. Accordingly, the Fund respectfully declines to add disclosure on this point.

Comment 4: If the Fund paid a significant portion of its distributions in returns of capital for the period ended December 31, 2019, please add disclosure to page 4 of the prospectus in the "Distributions" section that (i) states that the Fund may make return of capital distributions, (ii) describes what a return of capital distribution is and (iii) provides information about the tax consequences to investors of a return of capital distribution (i.e., that such return is a return on the investor's original investment as opposed to income, and that an investor's tax basis in Fund shares would be reduced due to a return of capital, possibly resulting in payment of higher taxes upon the sale of the Fund's shares).

Response: The Fund did not pay a significant portion of its distributions in returns of capital for the period ended December 31, 2019. Accordingly, the Fund respectfully declines to add additional disclosure on this point.

Comment 5: The "Principal Risks of the Fund" section of the prospectus includes "No Prior History" as a principal risk. In light of the Fund's commencement of operations on March 15, 2019, please consider updating or deleting this risk.

Anu Dubey

April 6, 2020

Response: In response to this comment, the Fund will revise the disclosure as follows:

~~No~~Limited Prior History

The Fund is a ~~newly organized,~~ non-diversified, closed-end management investment company with ~~no~~a limited history of operations and is designed for long-term investors and not as a trading vehicle.

Comment 6: The prospectus includes a statement that the Fund may invest up to 5% of its total assets in securities of certain closed-end investment companies. Please consider whether it would be appropriate to add an "Acquired Funds Fees and Expenses" line item to the fee table.

Response: The Fund confirms that, when required by Form N-2, an "Acquired Funds Fees and Expenses" line item will be reflected in the fee table included under "Summary of Fund Expenses."

Comment 7: On page 16 of the prospectus, footnotes 5 and 6 to the fee table describe fee waiver agreements between PIMCO and the Fund. Please confirm supplementally that both agreements have been, or will be, filed as exhibits to the Registration Statement.

Response: The Fund confirms that the fee waiver agreements described in footnotes 5 and 6 to the fee table in the prospectus were filed as exhibits to the Registration Statement on February 12, 2020 and August 28, 2019, respectively.

Comment 8: On page 20 of the prospectus, in the first sentence of the "Temporary defensive investments" paragraph, please qualify or limit "Upon PIMCO's recommendation" with language substantively similar to "in attempting to respond to adverse market, economic, political, or other conditions."

Response: In response to this comment, the Fund will revise the disclosure as follows:

In attempting to respond to adverse market, economic, political, or other conditions, as determined by PIMCO, when PIMCO deems it appropriate to do so,~~Upon PIMCO's recommendation~~, ~~for temporary defensive purposes,~~ the Fund may, for temporary defensive purposes, deviate from its investment strategy by investing some or all of its total assets in investments such as high grade debt securities, including high quality, short-term debt securities, and cash and cash equivalents.

Anu Dubey

April 6, 2020

Comment 9: In the "Other Information Regarding Investment Restrictions" section of the Statement of Additional Information, please confirm that the Fund will look through a private activity municipal debt security whose principal and interest payments are derived principally from the assets and revenues of a non-governmental entity in order to determine the industry of such investment for purposes of compliance with the Fund's concentration policy.

Response: The SEC has previously indicated that the concentration policy required by Section 8(b)(1)(E) of the Investment Company Act of 1940, as amended, does not apply to “investments in tax-exempt securities issued by governments or political subdivisions of governments since such issuers are not members of any industry.” (emphasis added).1 To the extent that the Fund invests in a private activity municipal debt security issued by a non-governmental entity, the Fund will, to the extent practicable, look through to such non-governmental issuer’s industry for purposes of applying the Fund’s concentration policy. This approach is consistent with the Fund’s disclosures regarding the treatment of municipal bonds for purposes of the Fund’s industry concentration restrictions (i.e., the Fund discloses that “tax-exempt municipal bonds issued by states, municipalities and other political subdivisions, agencies, authorities and instrumentalities of states and multi-state agencies and authorities are not subject to the Fund’s industry concentration policy.”). As such, the Fund respectfully declines to add additional disclosure on this point.

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We believe that the foregoing has been responsive to the Staff's comments. Please call the undersigned at (202) 261-3464 if you wish to discuss this correspondence further.

Sincerely,

/s/ Adam T. Teufel

Adam T. Teufel

cc:Ryan Leshaw, Pacific Investment Management Company LLC Timothy Bekkers, Pacific Investment Management Company LLC Nathan Briggs, Ropes & Gray LLP

1See Certain Matters Concerning Investment Companies Investing in Tax-Exempt Securities, Investment Company Act Rel. No. 9785 (May 31, 1977).